ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs its stockholders and the market that on this date, through its subsidiaries, a binding stock purchase agreement was entered into with Banco Macro (“Macro”), through which all shares held in Banco Itaú Argentina S.A. and its subsidiaries (“BIA”) will be sold.

After meeting certain precedent conditions set forth in the agreement and obtaining the required regulatory authorizations in Argentina, Itaú Unibanco, through its subsidiaries, will receive from Macro on the closing date of this transaction the approximate amount of R$250 million, which will be adjusted by BIA’s net result, earned from April 1, 2023 to the closing date.

The non-recurring impact of this transaction on Itaú Unibanco's result is estimated to be negative by approximately R$1.2 billion, which will be recognized when the transaction is completed. The net impact on Itaú Unibanco's CET 1 capital will be immaterial.

After the completion of this transaction, Itaú Unibanco will continue serving corporate clients, both local and regional, and individuals in the wealth and private banking segments through its foreign units. It will also submit a request, to be approved by regulators in Argentina and in Brazil, to open a representative office in Argentina to carry out the activities permitted by its license and other conditions of the stock purchase agreement.

São Paulo (SP), August 23, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence